Exhibit 99.1

GRANDE GROUP LIMITED ANNOUNCES PRICING OF INITIAL PUBLIC OFFERING

Hong Kong, July 01, 2025 (GLOBE NEWSWIRE) -- GRANDE GROUP LIMITED (“GRAN” or the “Company”), a Hong Kong-based financial services provider which principally engages in the provision of corporate finance advisory services and IPO sponsor services through its Hong Kong subsidiary, Grande Capital Limited, today announced the pricing of its initial public offering (the “Offering”) of 1,875,000 Class A ordinary shares (the “Class A Ordinary Shares”) at the price of $5.00 per Class A Ordinary Shares (the “Offering Price”).

The Class A Ordinary Shares are expected to commence trading on the Nasdaq Capital Market on July 1, 2025 under the ticker symbol “GRAN.” The Offering is expected to close on July 2, 2025, subject to the satisfaction of customary closing conditions.

The Company expects to receive gross proceeds of approximately US$9.375 million from the Offering, before deducting underwriting discounts and other offering expenses. In addition, the Company has granted the underwriters a 45-day option (the “Over-Allotment Option”) to purchase up to an additional 281,250 Class A Ordinary Shares at the Offering Price, representing 15% of the Class A Ordinary Shares sold in the Offering (the “Over-allotment”).

The Company intends to use the net proceeds from the Offering for strengthening the corporate finance advisory business, developing the asset management business, establishing equity capital market services, and general working capital purposes.

The Offering is conducted on a firm commitment basis. Cathay Securities, Inc. is acting as the underwriter (the “Underwriter”) for the Offering. Ortoli Rosenstadt LLP is acting as the U.S. securities counsel to the Company. Ogier is acting as the British Virgin Islands legal counsel to the Company. Loong & Yeung and David Fong & Co. are acting as the Hong Kong legal counsels to the Company. WWC, P.C. is acting as the independent registered public accounting firm of the Company.  Hunter Taubman Fischer & Li LLC is acting as the U.S. securities counsel to the Underwriter, in connection with the Offering.

The Offering is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-283705) previously filed with, and subsequently declared effective on June 30, 2025 by the U.S. Securities and Exchange Commission (the “SEC”). The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, when available, from Cathay Securities, Inc.: 40 Wall St Suite 3600, New York, NY 10005, United States, Attention: Shell Li, or via email at service@cathaysecurities.com or telephone at +1 (855) 939-3888, or via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Grande Group Limited

Through its Hong Kong subsidiary, Grande Capital Limited, Grande Group Limited is a Hong Kong-based financial services provider which principally engages in the provision of corporate finance advisory services and IPO sponsor services. Grande Capital Limited is licensed with the Securities and Futures Commission of Hong Kong (“HKSFC”) to engage in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities in Hong Kong. For more information, please visit: https://grande-capital.com/

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Class A Ordinary Shares on the Nasdaq Capital Market, its intended use of proceeds and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Grande Group Limited Investor Relations Contact:
Christensen Advisory
Joanna Quan
Email:grande.capital@christensencomms.com
Tel: +86-10-5900-1548